FOSTER'S
GROUP

08003632

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Change in Substantial Holding"

SEC Mail Processing Section
JUL 03 2008
Washington, DC
111

Released: 17 June 2008

PROCESSED
JUL 08 2008 SP
THOMSON REUTERS

Pages: 17
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

7/8

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Capital Group℠ Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

16 June 2008

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Robert Dudfield:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 13 June 2008.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 1,922,264,489 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

CA

Christopher Aquino
Compliance Associate

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Foster's Group Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
CAN/ARSN (if applicable	N/A

The holder ceased to be a substantial holder on	13 June 2008
The previous notice was given to the company on	13 June 2008
The previous notice was dated	12 June 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
13 June 2008	The Capital Group Companies, Inc.	Decreased holdings	Average price of 5.4581 AUD	3,269,327 Ordinary Shares	3,269,327

See Annexure A dated 12 June 2008

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

The shares being reported are owned by accounts under the discretionary investment management of 5 investment management companies (Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

See Annexure A dated 13 June 2008 (copy attached)

Signature

print name Liliane Corzo capacity: Associate Counsel

sign here ______________________________ date 16 June 2008

Annexure "A"

This is the Annexure of 5 pages marked Annexure "A" referred to in Form 605 (cease) signed by this corporation dated 13 June 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	1,184,719	
	44002300	60,737	
	44022700	34,100	
	44022900	244,090	
	44028100	35,100	
	44028600	44,866	
	44029600	32,959	
	44029700	90,830	
	44032100	54,842	
	44036500	499,269	
	44039600	126,540	
	44040900	104,462	
	44044000	26,377	
	44045900	179,840	
	44046700	12,537	
	44110400	7,453	
	44123600	14,172	
	44123700	6,713	
	44123800	3,516	
	44123900	6,361	
	44129900	11,151	
	44130300	38,498	
	44132000	27,185	
	44133800	16,165	
	44134300	11,107	
	44135300	5,269	
	44135600	4,186	
	44139700	60,273	
	44144900	3,908	
	44145300	13,366	
	44146300	6,114	
	44147700	5,657	
	44149900	16,215	
	44152600	27,189	
	44155600	43,481	
	44156000	5,233	
	44158800	8,272	
	44159600	4,474	
	44159700	10,425	
	44216401	2,283	
	44223300	5,297	
	44224400	53,001	
	44226100	6,571	
	44229100	30,173	
	44229600	13,603	
	44232200	31,097	
	44236301	2,150	
	44240600	54,088	
	44255000	556,890	
	44256500	33,141	
	44258000	5,029	
	44259300	55,370	
	44260104	69,816	
	44269700	8,567	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company

Account Number	Number of Shares	% Held
44277700	123,180	
44279100	37,764	
44281200	32,698	
44285500	175,186	
44288500	39,070	
44296400	78,660	
44301500	116,548	
44315000	208,214	
44317300	55,991	
44323800	27,473	
44328100	14,468	
44328400	7,298	
44331900	25,699	
44335700	4,590	
44339400	25,918	
44348800	90,882	
44349500	5,700	
44351800	52,648	
44351900	65,550	
44352100	30,556	
44352200	12,275	
44358000	128,332	
44359400	111,290	
44359700	9,507	
44359900	75,891	
44368900	12,589	
44369400	60,274	
44370700	7,261	
44373100	12,354	
44373900	5,126	
44375500	48,761	
44653901	10,964	
44671900	69,346	
44675301	3,836	
44675401	3,077	
44675601	3,643	
44675701	7,057	
44676100	3,666	
44677200	12,321	
44678300	12,890	
44678700	12,037	
44678900	12,836	
44940300	354,804	
44951300	296,436	
70250000	20,587	
70253400	6,255	
70255600	47,046	
70257900	5,109	
70259500	49,531	
70262400	5,083	
70262900	160,492	
70263000	137,164	
70263600	6,703	
70264500	7,319	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70264700	12,499	
	70264800	2,695	
	70264900	5,382	
	70265000	4,783	
	70265100	7,888	
	70265200	6,236	
	70266900	6,845	
	70267100	21,650	
	70271700	4,266	
	70272800	4,589	
	70273500	5,669	
	70273800	4,775	
	70275400	36,305	
	70280500	7,361	
	70285900	4,082	
	70286100	11,088	
	70288800	7,804	
	70289400	62,706	
	70297600	2,204	
	70299700	14,996	
	70300500	18,795	
	70301300	5,909	
	70303200	3,062	
	70303400	5,207	
	70304400	16,473	
	70305800	3,452	
	70306100	8,503	
	70306300	10,082	
	70307500	1,636	
	70307700	1,636	
	70309900	4,286	
	70313000	7,819	
	70317901	7,558	
	70320700	7,351	
	70320800	3,808	
	70322800	19,075	
	70323200	4,345	
	70324100	7,200	
	70460100	3,990	
	70504700	6,528	
	70516500	11,168	
	70520201	3,190	
	70681000	4,054	
	70682600	14,906	
	70682601	11,304	
	70687900	21,881	
	70691501	2,952	
	70693500	27,426	
	70693600	44,675	
	70694000	11,490	
	70695400	16,990	
	70696000	5,080	
	70699300	17,347	
	70700300	17,007	

Australia Annexure
Foster's Group Limited

13 June 2008

	Account Number	Number of Shares	% Held
CG Investment Management Company	70701700	5,311	
	70702900	5,464	
	70703000	8,284	
	70703100	5,464	
	70703400	22,823	
	70704600	12,468	
	70708200	6,793	
	70708400	6,913	
	70722800	4,859	
	70722900	3,861	
	70726000	3,625	
	70727400	4,706	
	70730400	3,344	
	70735300	19,114	
		7,667,719	
Capital International Limited	43356100	26,848	
	43360400	26,221	
	43418800	112,747	
	43426200	66,741	
	43426300	193,852	
	43426800	39,769	
	43426900	71,039	
	43433100	35,030	
	43466100	200,417	
	43487700	36,154	
	43487800	23,820	
	43565400	20,603	
	43574100	132,140	
		985,381	
Capital International S.A.	45426000	96,161	
	45590400	33,983	
		130,144	
Capital International, Inc.	46055500	57,473	
	46056600	8,880	
	46452300	173,147	
	46456000	21,034	
	46457500	6,687	
	46458500	4,920	
	46600000	73,593	
	46601800	31,914	
	46602000	4,392	
		382,040	
Capital Research and Management Company	11000012	47,820,985	
	11000016	10,000,000	
	11000033	28,750,000	
		86,570,985	

Australia Annexure
Foster's Group Limited

13 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**95,736,269**	**4.98%**

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

46452300		173,147
	Total Shares:	173,147

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

44328100		14,468
46457500		6,687
	Total Shares:	21,155

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44040900		104,462
44269700		8,567
46456000		21,034
	Total Shares:	134,063

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

70297600		2,204
	Total Shares:	2,204

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000012	47,820,985
11000016	10,000,000
11000033	28,750,000
44000300	1,184,719
44002300	60,737
44022900	244,090
44028600	44,866
44036500	499,269
44110400	7,453
44123600	14,172
44123700	6,713
44123800	3,516
44123900	6,361
44129900	11,151
44133800	16,165
44135300	5,269

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name	
44135600	4,186
44156000	5,233
44255000	556,890
44256500	33,141
44288500	39,070
70250000	20,587
70253400	6,255
70255600	47,046
70257900	5,109
70259500	49,531
70262400	5,083
70263600	6,703
70264500	7,319
70264700	12,499
70264800	2,695
70264900	5,382
70265000	4,783
70265100	7,888
70265200	6,236
70266900	6,845
70267100	21,650
70280500	7,361
70285900	4,082
70286100	11,088
70288800	7,804
70289400	62,706
70299700	14,996
70300500	18,795
70301300	5,909
70460100	3,990
70681000	4,054
70682600	14,906
70682601	11,304
70687900	21,881
70693500	27,426
70693600	44,675
70694000	11,490
70695400	16,990
70696000	5,080
70699300	17,347
70700300	17,007
70701700	5,311
70702900	5,464
70703000	8,284
70703100	5,464
70703400	22,823
70704600	12,468
70708200	6,793
70708400	6,913

Nominee List

Foster's Group Limited
13 June 2008

<u>Nominee Name</u>		
70722800		4,859
70722900		3,861
70726000		3,625
	Total Shares:	89,944,353
Chase Manhattan Nominee Ltd.		
Australia		
44144900		3,908
44146300		6,114
44147700		5,657
44229600		13,603
44258000		5,029
44259300		55,370
44352100		30,556
44352200		12,275
44359900		75,891
44653901		10,964
44675601		3,643
44940300		354,804
44951300		296,436
	Total Shares:	874,250
Chase Nominees Limited		
Woolgate House		
Coleman Street		
London EC2P 2HD		
44675401		3,077
44676100		3,666
44678900		12,836
70303200		3,062
	Total Shares:	22,641
Citibank Australia		
46056600		8,880
	Total Shares:	8,880
Citibank NA		
Toronto		
46600000		73,593
	Total Shares:	73,593
Citicorp Nominees PTY Ltd		
Level 26, Mitre 502-30		
101 Collins Street		
Melbourne, Victoria 3000		
43426300		193,852
	Total Shares:	193,852
HSBC		
2 Leboh Ampang		

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name		
50100 Kuala Lumpur, Malaysia		
43356100		26,848
	Total Shares:	26,848
Investors Bank & Trust Co.		
44368900		12,589
	Total Shares:	12,589
J.P. Morgan		
44223300		5,297
	Total Shares:	5,297
JP Morgan Chase Bank		
45590400		33,983
46601800		31,914
70306300		10,082
70307500		1,636
70307700		1,636
70309900		4,286
	Total Shares:	83,537
Mellon Bank N.A. London Branch London United Kingdom		
44358000		128,332
44369400		60,274
44373100		12,354
	Total Shares:	200,960
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43418800		112,747
43426800		39,769
43466100		200,417
44028100		35,100
44032100		54,842
44044000		26,377
44046700		12,537
44132000		27,185
44134300		11,107
44145300		13,366
44158800		8,272
44159600		4,474
44229100		30,173
44240600		54,088
44279100		37,764
44301500		116,548

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name		
44328400		7,298
44349500		5,700
44351900		65,550
44373900		5,126
44375500		48,761
44671900		69,346
44678700		12,037
46458500		4,920
70317901		7,558
	Total Shares:	1,011,062

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600		27,189
44315000		208,214
44339400		25,918
	Total Shares:	261,321

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		71,039
70262900		160,492
70263000		137,164
70275400		36,305
70304400		16,473
70322800		19,075
	Total Shares:	440,548

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700		60,273
	Total Shares:	60,273

State Street Bank & Trust Co.

44216401		2,283
70271700		4,266
70272800		4,589
70305800		3,452
70306100		8,503
70320700		7,351
70320800		3,808
70323200		4,345
70324100		7,200
70504700		6,528

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name		
70516500		11,168
70691501		2,952
70727400		4,706
70730400		3,344
	Total Shares:	74,495
Westpac Banking Corp		
43426200		66,741
43433100		35,030
44022700		34,100
44029700		90,830
44159700		10,425
44224400		53,001
44226100		6,571
44236301		2,150
44277700		123,180
44281200		32,698
44359700		9,507
70273500		5,669
70273800		4,775
70303400		5,207
70313000		7,819
	Total Shares:	487,703
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
43360400		26,221
43487700		36,154
43487800		23,820
43565400		20,603
43574100		132,140
44029600		32,959
44039600		126,540
44045900		179,840
44130300		38,498
44149900		16,215
44155600		43,481
44232200		31,097
44260104		69,816
44285500		175,186
44296400		78,660
44317300		55,991
44323800		27,473
44331900		25,699
44335700		4,590
44348800		90,882
44351800		52,648

Nominee List

Foster's Group Limited
13 June 2008

Nominee Name	
44359400	111,290
44370700	7,261
44675301	3,836
44675701	7,057
44677200	12,321
44678300	12,890
45426000	96,161
46055500	57,473
46602000	4,392
70520201	3,190
70735300	19,114
Total Shares:	1,623,498

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Change in Substantial Holding"

Released: 16 June 2008

Pages: 17
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Capital Group℠
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

13 June 2008

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Robert Dudfield:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 12 June 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,922,264,489 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Foster's Group Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	12 June 2008
The previous notice was given to the company on	30 April 2008
The previous notice was dated	29 April 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares {OR Stapled Securities}	118,469,146 shares	6.163%	99,005,596 shares	5.1505%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital International S.A., Capital Research and Management Company, Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30 April 08 Thru 12 June 08	The Capital Group Companies, Inc.	Disposition of shares	Average price of 5.1052 AUD	19,463,550 Ordinary Shares	19,463,550

See Annexure A dated 29 April 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 12 June 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ________________

date 13 June 2008

Annexure "A"

This is the Annexure of 6 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 12 June 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Foster's Group Limited

12 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	1,776,468	
	44002300	89,613	
	44022700	34,100	
	44022900	360,134	
	44028100	51,787	
	44028600	66,197	
	44029600	48,627	
	44029700	134,012	
	44032100	80,916	
	44036500	736,629	
	44039600	186,699	
	44040900	154,126	
	44044000	38,917	
	44045900	265,339	
	44046700	18,496	
	44110400	7,453	
	44123600	14,172	
	44123700	6,713	
	44123800	3,516	
	44123900	6,361	
	44129900	11,151	
	44130300	38,498	
	44132000	27,185	
	44133800	16,165	
	44134300	11,107	
	44135300	5,269	
	44135600	4,186	
	44139700	60,273	
	44144900	3,908	
	44145300	13,366	
	44146300	6,114	
	44147700	5,657	
	44149900	16,215	
	44152600	27,189	
	44155600	43,481	
	44156000	5,233	
	44158800	8,272	
	44159600	4,474	
	44159700	10,425	
	44216401	2,283	
	44223300	5,297	
	44224400	53,001	
	44226100	6,571	
	44229100	30,173	
	44229600	13,603	
	44232200	31,097	
	44236301	2,150	
	44240600	54,088	
	44255000	821,645	
	44256500	48,896	
	44258000	7,419	
	44259300	81,694	
	44260104	103,009	
	44269700	12,639	

Australia Annexure
Foster's Group Limited

12 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	44277700	181,742	
	44279100	55,717	
	44281200	48,242	
	44285500	258,472	
	44288500	57,643	
	44296400	116,057	
	44301500	116,548	
	44315000	307,203	
	44317300	82,611	
	44323800	40,533	
	44328100	21,345	
	44328400	10,767	
	44331900	37,916	
	44335700	6,771	
	44339400	38,239	
	44348800	134,089	
	44349500	5,700	
	44351800	77,679	
	44351900	96,714	
	44352100	45,082	
	44352200	18,110	
	44358000	189,344	
	44359400	164,200	
	44359700	14,026	
	44359900	111,972	
	44368900	18,573	
	44369400	88,930	
	44370700	10,712	
	44373100	18,226	
	44373900	7,562	
	44375500	71,943	
	44653901	10,964	
	44671900	69,346	
	44675301	3,836	
	44675401	3,077	
	44675601	3,643	
	44675701	7,057	
	44676100	3,666	
	44677200	12,321	
	44678300	12,890	
	44678700	12,037	
	44678900	12,836	
	44940300	523,484	
	44951300	437,367	
	70250000	20,587	
	70253400	6,255	
	70255600	47,046	
	70257900	5,109	
	70259500	49,531	
	70262400	5,083	
	70262900	160,492	
	70263000	137,164	
	70263600	6,703	
	70264500	7,319	

Australia Annexure
Foster's Group Limited

12 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70264700	12,499	
	70264800	2,695	
	70264900	5,382	
	70265000	4,783	
	70265100	7,888	
	70265200	6,236	
	70266900	6,845	
	70267100	21,650	
	70271700	4,266	
	70272800	4,589	
	70273500	5,669	
	70273800	4,775	
	70275400	36,305	
	70280500	7,361	
	70285900	4,082	
	70286100	11,088	
	70288800	7,804	
	70289400	62,706	
	70297600	2,204	
	70299700	14,996	
	70300500	18,795	
	70301300	5,909	
	70303200	3,062	
	70303400	5,207	
	70304400	16,473	
	70305800	3,452	
	70306100	8,503	
	70306300	10,082	
	70307500	1,636	
	70307700	1,636	
	70309900	4,286	
	70313000	7,819	
	70317901	7,558	
	70320700	7,351	
	70320800	3,808	
	70322800	19,075	
	70323200	4,345	
	70324100	7,200	
	70460100	3,990	
	70504700	6,528	
	70516500	11,168	
	70520201	3,190	
	70681000	4,054	
	70682600	14,906	
	70682601	11,304	
	70687900	21,881	
	70691501	2,952	
	70693500	27,426	
	70693600	44,675	
	70694000	11,490	
	70695400	16,990	
	70696000	5,080	
	70699300	17,347	
	70700300	17,007	

Australia Annexure
Foster's Group Limited

12 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	70701700	5,311	
	70702900	5,464	
	70703000	8,284	
	70703100	5,464	
	70703400	22,823	
	70704600	12,468	
	70708200	6,793	
	70708400	6,913	
	70722800	4,859	
	70722900	3,861	
	70726000	3,625	
	70727400	4,706	
	70730400	3,344	
	70735300	19,114	
		10,385,526	
Capital International Limited	43356100	39,611	
	43360400	38,686	
	43418800	166,349	
	43426200	98,471	
	43426300	286,013	
	43426800	58,676	
	43426900	104,813	
	43433100	51,683	
	43466100	200,417	
	43487700	53,342	
	43487800	35,144	
	43565400	30,397	
	43574100	132,140	
		1,295,742	
Capital International S.A.	45426000	141,878	
	45590400	50,139	
		192,017	
Capital International, Inc.	46055500	84,797	
	46056600	13,101	
	46452300	255,464	
	46456000	31,033	
	46457500	9,865	
	46458500	4,920	
	46600000	108,581	
	46601800	47,086	
	46602000	6,479	
		561,326	
Capital Research and Management Company	11000012	47,820,985	
	11000016	10,000,000	
	11000033	28,750,000	
		86,570,985	

Australia Annexure
Foster's Group Limited

12 June 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**99,005,596**	**5.15%**

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
46452300		255,464
	Total Shares:	255,464
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
44328100		21,345
46457500		9,865
	Total Shares:	31,210
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
44040900		154,126
44269700		12,639
46456000		31,033
	Total Shares:	197,798
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258		
70297600		2,204
	Total Shares:	2,204
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000012		47,820,985
11000016		10,000,000
11000033		28,750,000
44000300		1,776,468
44002300		89,613
44022900		360,134
44028600		66,197
44036500		736,629
44110400		7,453
44123600		14,172
44123700		6,713
44123800		3,516
44123900		6,361
44129900		11,151
44133800		16,165
44135300		5,269

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name	
44135600	4,186
44156000	5,233
44255000	821,645
44256500	48,896
44288500	57,643
70250000	20,587
70253400	6,255
70255600	47,046
70257900	5,109
70259500	49,531
70262400	5,083
70263600	6,703
70264500	7,319
70264700	12,499
70264800	2,695
70264900	5,382
70265000	4,783
70265100	7,888
70265200	6,236
70266900	6,845
70267100	21,650
70280500	7,361
70285900	4,082
70286100	11,088
70288800	7,804
70289400	62,706
70299700	14,996
70300500	18,795
70301300	5,909
70460100	3,990
70681000	4,054
70682600	14,906
70682601	11,304
70687900	21,881
70693500	27,426
70693600	44,675
70694000	11,490
70695400	16,990
70696000	5,080
70699300	17,347
70700300	17,007
70701700	5,311
70702900	5,464
70703000	8,284
70703100	5,464
70703400	22,823
70704600	12,468
70708200	6,793
70708400	6,913

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
70722800		4,859
70722900		3,861
70726000		3,625
	Total Shares:	91,238,796
Chase Manhattan Nominee Ltd.		
Australia		
44144900		3,908
44146300		6,114
44147700		5,657
44229600		13,603
44258000		7,419
44259300		81,694
44352100		45,082
44352200		18,110
44359900		111,972
44653901		10,964
44675601		3,643
44940300		523,484
44951300		437,367
	Total Shares:	1,269,017
Chase Nominees Limited		
Woolgate House		
Coleman Street		
London EC2P 2HD		
44675401		3,077
44676100		3,666
44678900		12,836
70303200		3,062
	Total Shares:	22,641
Citibank Australia		
46056600		13,101
	Total Shares:	13,101
Citibank NA		
Toronto		
46600000		108,581
	Total Shares:	108,581
Citicorp Nominees PTY Ltd		
Level 26, Mitre 502-30		
101 Collins Street		
Melbourne, Victoria 3000		
43426300		286,013
	Total Shares:	286,013
HSBC		
2 Leboh Ampang		

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
50100 Kuala Lumpur, Malaysia		
43356100		39,611
	Total Shares:	39,611
Investors Bank & Trust Co.		
44368900		18,573
	Total Shares:	18,573
J.P. Morgan		
44223300		5,297
	Total Shares:	5,297
JP Morgan Chase Bank		
45590400		50,139
46601800		47,086
70306300		10,082
70307500		1,636
70307700		1,636
70309900		4,286
	Total Shares:	114,865
Mellon Bank N.A.		
London Branch		
London		
United Kingdom		
44358000		189,344
44369400		88,930
44373100		18,226
	Total Shares:	296,500
National Australian Bank LTD.		
271 Collins St.		
5th Floor South		
Melbourne, Victoria 3000		
43418800		166,349
43426800		58,676
43466100		200,417
44028100		51,787
44032100		80,916
44044000		38,917
44046700		18,496
44132000		27,185
44134300		11,107
44145300		13,366
44158800		8,272
44159600		4,474
44229100		30,173
44240600		54,088
44279100		55,717
44301500		116,548

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
44328400		10,767
44349500		5,700
44351900		96,714
44373900		7,562
44375500		71,943
44671900		69,346
44678700		12,037
46458500		4,920
70317901		7,558
	Total Shares:	1,223,035

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600		27,189
44315000		307,203
44339400		38,239
	Total Shares:	372,631

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		104,813
70262900		160,492
70263000		137,164
70275400		36,305
70304400		16,473
70322800		19,075
	Total Shares:	474,322

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700		60,273
	Total Shares:	60,273

State Street Bank & Trust Co.

44216401		2,283
70271700		4,266
70272800		4,589
70305800		3,452
70306100		8,503
70320700		7,351
70320800		3,808
70323200		4,345
70324100		7,200
70504700		6,528

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
70516500		11,168
70691501		2,952
70727400		4,706
70730400		3,344
	Total Shares:	74,495
Westpac Banking Corp		
43426200		98,471
43433100		51,683
44022700		34,100
44029700		134,012
44159700		10,425
44224400		53,001
44226100		6,571
44236301		2,150
44277700		181,742
44281200		48,242
44359700		14,026
70273500		5,669
70273800		4,775
70303400		5,207
70313000		7,819
	Total Shares:	657,893
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
43360400		38,686
43487700		53,342
43487800		35,144
43565400		30,397
43574100		132,140
44029600		48,627
44039600		186,699
44045900		265,339
44130300		38,498
44149900		16,215
44155600		43,481
44232200		31,097
44260104		103,009
44285500		258,472
44296400		116,057
44317300		82,611
44323800		40,533
44331900		37,916
44335700		6,771
44348800		134,089
44351800		77,679

Nominee List

Foster's Group Limited
12 June 2008

Nominee Name		
44359400		164,200
44370700		10,712
44675301		3,836
44675701		7,057
44677200		12,321
44678300		12,890
45426000		141,878
46055500		84,797
46602000		6,479
70520201		3,190
70735300		19,114
	Total Shares:	2,243,276

END